Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:      132-02838)

Date: November 20, 2020

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

Benzinga

Finance of America CEO Patti Cook Interview $RPLA | SPACs Attack

November 19, 2020

Benzinga (BZ): On Benzinga today, we have with us Patti Cook. We are excited to have Patti Cook on the show today. She is the CEO of Finance of America. She joined the company in 2016 and has served as the CEO since October 2020. She is expected to join the Board of Directors of the new public company. Prior to joining Finance of America, Cook work at Ditech Financial, Green Tree Servicing, Freddie Mac, Prudential Investment and Salomon Brothers. Finance of America is set to merge with Replay Acquisition Corp., ticker symbol RPLA. So again, Patti, thanks for joining us on the show today.

Patti Cook (PC): Thank you guys for having me. Super excited. Hello to all your viewers.

BZ: Yeah, super excited. We're glad that we got you on. Everyone that stuck around definitely hit the like, hit the subscribe and let's go ahead and let's watch. Let's get into these questions. Go ahead, Chris.

BZ: Alright, Patti. So um I've watched a couple of your interviews and you have said that it wasn't necessarily the structure of a SPAC deal that attracted you to doing this deal, but the people attached to Replay Acquisition. So can you kind of tell our viewers what the team from Replay Acquisition brings to the company on this deal?

PC: Yes, and you're right, Chris. It is the combination of the three sponsors. Edmond Safra, who's the sponsor of the SPAC itself, if you look him up, you'll see he's not new to the SPAC environment and he is a longtime investor. If you look at Chinh Chu who's now running his own business, he was a long time senior partner at Blackstone on the private equity side, and in fact, was there when Blackstone made the investment to start Finance of America seven years ago. Also incredibly experienced. And then you have Lance West who's a former partner at Centerbridge and then went out on his own and he has a history with us as well. Centerbridge invested in Greentree. Brian was the CEO and I joined Brian there so it's both the familiarity, it's their depth of experience and it's the advice we think they can give us as we go down this path. In addition, you know Blackstone and the management team will continue to own 70% of the company and our interests are all aligned. The incentives that the sponsors have alongside with the incentives that management has are fully in sync.

BZ: Awesome. So Finance of America has several uh companies and units uh underneath it. So can you kind of walk us through the different business segments that make up Finance of America and the different segments that they operate in?

PC: Yes, certainly Chris - - and this is the core distinguishing factor. When you look at Finance of America, particularly relevant or relative to many of the other financial services and mortgage companies that have also gone public, our desire when we formed Finance of America was to build a company that would generate growing cycle resistant earnings, and if you look at the history of the mortgage market that's hard to do. So we looked at it, studied it and there's really a fairly simple solution and that is to be in businesses that are themselves uncorrelated. So that is what led to the particular design of Finance of America. It was purpose-built to bring businesses together that were complementary and not highly correlated. So our five segments include your traditional mortgage market, which, as you know, is huge and is enjoying great tailwinds right now with low rates and a lot of free fights. The second segment that we're in is a reverse mortgage segment and the reason we like reverse is it speaks to a different opportunity. There, we're focused on the aging baby boomers who want to stay in their home as they retire. They haven't saved enough to retire and yet they have meaningful equity in their home. Probably 50 percent of their wealth is tied up in their house. That totals seven trillion dollars. A reverse mortgage is an elegant solution to tapping into that equity uncorrelated pretty much with rates. Then, you go to commercial. Commercial for us is we lend to investors that want to rehab properties and either fix them up and flip them, or hold them as a rental property. The opportunity here is that the aging housing stock in the U.S. is 37 years old, and as millennials start to want to be in a single-family home either to rent or to buy, they want something new. So we've seen increased demand for this type of financing. So, three lending businesses in themselves uncorrelated in the sense of what drives them. Now add to that two more segments. One is a fee for service segment called Incenter, where we own businesses that provide services to lenders. A great example is we own Boston National Title. We have 1,300 third-party customers in Incenter. In addition to using those services ourselves, 75 of their revenue comes from third party clients. And then lastly, we have a portfolio management business where we have our own broker dealer, we have our own registered investment advisor and we are launching creating proprietary products and distributing them through that group. You put that combination together and we don't think there's anybody like us.

BZ: Wow. I mean that's a that's a lot of different areas that you guys are definitely touching and I do like how you guys are focused on the uncorrelated aspect of it. So that everyone can go ahead and focus on their investments at the end of the day, um you know, we're always going to have waves in the market. Um one of the things that I focused on and what you mentioned was if we focus on -- let's go to college loans. Um you know we've gotten mentioned of maybe college forgiveness of some, some loan forgiveness. What are you thinking in that environment and how would that apply to your to your business? Would that uh go ahead and help your business or would you think that would go ahead and hurt the bottom line?

PC: Uh great question, Mitch. We are not currently active in the student loan market but we are prepared to be. And let me give you an example in that third-party business Incenter. We own a company called Campus Door that processes student loans for people that originate them. If we see an opportunity to originate a proprietary product in the student lending space and be able to distribute it, we are ready to go almost with the flip of a switch. So we will watch and are watching closely developments in the student lending space and if we see an opportunity to add it to us in a way that is uncorrelated, we would do so.

BZ: Excellent, excellent. And the other thing that I've been paying attention to and it's because, at the end of the day, I've been looking to get into a house myself. I know that you mentioned the new generation and, you know, a lot of it's been focused on rentals. So I think with the mention of a possible $15,000 tax credit um mentioned by Joe Biden, I definitely am paying attention to that. I myself have some down payments so a $15,000 tax credit would definitely push me over the edge to getting that loan. So what do you think about that and how that can play into your environment?

PC: I mean, we're very excited about the purchase market going forward, and if you look at Fannie's forecast or whether you look at the MBA forecast, unlike refi's, which obviously are going to decline, the purchase market is going to continue to increase. And let me make another important point when you think about the mortgage market and the channels we're in. So we're also diversified in the channels we're in. Here's what I mean. One of the ways you can get a mortgage with us is through our 280 branches and a thousand loan officers. Those loan officers work for Finance of America and are getting their leads from realtors. And if you are, you'll hear a lot about technology, and you guys are certainly -- if you're going to get a mortgage, Mitch, I'm confident you want that process to be easy. You want it to be smooth. You want it to be technical. And we're going to deliver to you that point of sale. But I'm also going to guess that as smart as you are, you probably have a few things to learn about the various mortgage products that would suit you. So our approach is technology is an enabler; it's not the way we get our leads. So we believe in that distributed retail model. It is a great purchase model. January of last year, we were 75% purchase. This year we're 75% refi. Now having said that, we have the same distribution as UWM. We have a broker distribution and we also have a small direct uh direct-to-consumer business uh similar but tiny compared to Rocket. And that'll sit there and if we think you're all gonna go get your first mortgage by going online, then maybe we'll take a different approach as to how we might grow that, but for today, 90% of the people use a realtor. For millennials, it's actually a couple percentages higher. And if your realtor says to you, Mitch, I know if you go to Finance of America, they're going to close your loan on time and you're going to have a good experience, you're going to try us. And if the rate's a tiny bit higher, we're betting you don't shop.

BZ: Definitely. I think you couldn't say it better. I know Chris has a question to add about that Rocket so go ahead Chris.

BZ: Yeah, so we've talked a lot about Rocket on the show. Um I saw them listed as a competitor in the presentation. You kind of mentioned some of the differences but can you kind of walk us through what do you think the biggest things are that set you apart from, you know, a public company like Rocket that's gotten so much attention lately?

PC: Yeah, certainly. Rocket is a great company. They have built an amazing franchise over the last few decades. They've spent a lot of money on their brand; they've created a great technology. They're a great company and they're going to continue to grow their brand as they've said publicly, but the difference between us and them is we're not just a mortgage company, so as good as Rocket is, they're still going to have some correlation to the ups and downs of the mortgage market. And maybe they can outpace that by growing market share and it's not to say that it's still not a good bet in the long run, but the main difference is they are a mortgage company. We are diversified and that diversified nature of Finance of America we believe will help us grow and generate those cycle resistant returns. It's interesting -- one more, one more point. As you look at all the companies that have come public, I think it gives you and the investors a great opportunity to dig in and learn the difference and watch, you know, watch Rocket, UWM, us, Guild, you know, and see how we perform and begin to understand the differences. At first we were worried, oh my gosh, the space is so crowded. Then I came to the conclusion, you know what? Maybe not. Maybe this plays to our strength because we can talk about how we're different.

BZ: Awesome. So you mentioned some big numbers when you talked about um your five operating segments. And this may be a tough question to answer because you don't want to single out any of those units, but um of those business segments, which one do you think is the one that sees the biggest growth potential going forward?

PC: You know, I, I could give you an argument for each one and that really, I'm not really, I'm not trying to dodge the question, but it's the truth. Let me give you an example. In reverse, of the people that are eligible in the U.S., only 2.5% of the population takes out a reverse. They, they do something else. They take out a 30-year fixed-rate mortgage even though they're older. If you look at the U.K. where they've had longer experience with the product, then they have 25% of the eligible population takes out a reverse. So I think, over the intermediate term, there is a huge opportunity for that to grow and we today, because of our proprietary product and our agency product, are number one in that space. But then you've got the mortgage market, which is huge and at some point rates rise, we think it consolidates, and we're in a great position to be able to do that. Same thing with commercial. So honestly, this is the benefit of diversification. You pick a handful of segments that you think all have good growth opportunities.

BZ: Awesome. And then last question I have for you. In the investor presentation, it showed some future areas of focus. It mentioned agricultural loans fund management, POS lending and home improvement. Are those all considered add-on markets or is there the potential to look to bolt-on acquisitions after going public?

PC: So that – both. Okay, so some of those are already in the ground. We're going to close on our fund probably in a couple weeks. We're already in partnership with an agricultural lender so. And you may also see acquisitions. So one of the reasons of going public is this gives us the flexibility to do both of those: either invest organically in the growth, or selectively identify strategic acquisitions. So you're going to see both coming from us.

BZ: Awesome so that wraps up our questions today guys; again thanks to everyone who stuck with us for the whole show here. Um we brought you another exciting CEO. So this was Patti Cook. She is the CEO of Finance of America. They are merging via SPAC deal with Replay Acquisition Corp., symbol RPLA. So definitely keep an eye out for that one. And we look forward to following the progress of this deal closing and Finance of America in the future. And we hope to have you back on so thanks again, Patti, for joining us today.

PC: Thanks you guys for having me. I enjoyed it. Have a good day.

BZ: Yeah, thank you, Patti. I definitely might have to call my realtor and find out a little bit more about these…

PC: Good. You’re -- sounds good.

BZ: Alright, I appreciate you coming on we'll see you next time.

BZ: Thanks everybody.

PC: Bye.

BZ: Alright guys, that was Patti. Thank you guys for joining us. Like always guys, if you got some value out of that – I know I did – so hit the like down below. Hit the subscribe. We're gonna keep doing this every single day, guys, bringing you the experts, bringing you the CEOs, the executives that you want. So if you guys have anyone that you want on the show, definitely put it in the comments below after the show and we'll go ahead and bring it to you, guys. Like always, guys, this is gonna be Mitch. I got Chris Katje and this is the SPAC Attacks, guys.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.